UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 1Q 2021 FINANCIAL RESULTS

Consolidated revenue – 76.0 bln rubles (+13% compared to 1Q 2020)

EBITDA1 – 18.2 bln rubles (+39% compared to 1Q 2020)

Profit attributable to equity shareholders of Mechel PAO – 7.9 bln rubles

Moscow, Russia – May 20, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1Q 2021.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The Group’s consolidated revenue in 1Q2021 was 76.0 billion rubles, which is 10% more than in the previous quarter. EBITDA reached 18.2 billion rubles, demonstrating an 88% growth quarter-on-quarter.

“The results improved due to increased prices for nearly the entire product range of the Group’s mining and steel divisions.

“In 1Q2021, we saw a favorable trend in the coking coal market. Despite the continuing ban on imports of Australian coking coal to China, indicative quotations for Australia’s coking coal increased quarter-on-quarter. Spot prices based on FOB Australia and CFR China peaked in February. High demand for Australian coking coal on the spot market from Europe and South America was the main reason for growing prices FOB Australia. Those customers that normally bought US-produced coking coal, were forced to buy Australian coal as all available US coal went to China, and the supply on the market was limited. The worsening weather conditions in Australia and concerns related to possible interruptions in coal supply also provided substantial support to price quotations. Prices CFR China also grew as China’s high demand dried up coal supply in the United States and Canada. In January, coking coal prices also grew on Russia’s domestic market, primarily due to an advantageous export alternative (mainly to China).

“The steel division’s results also improved due to the growth of steel prices, which began in 3Q2020 as China demonstrated an active demand for steel spurred by the Chinese government which funded construction of major infrastructure objects in an effort to restore its economy. A growth of iron ore prices was another factor. Turkey, whose domestic demand perked up due to government stimulation of the construction industry, also lent support to steel prices. Instead of an expected seasonal decline, this growth became stronger by the end of 2020.

“However, the decrease in production and sales in 1Q2021 limited our ability to improve financial results by using these favorable market trends. I must note that the reasons for this downturn formed considerably earlier than this reporting period, dating back to mid-2020. As we restructured our debt with our key lenders in 2Q2020, we formed certain plans on servicing and repaying debt that were tied to our expected inflow of cash and necessary expenses on financing our enterprises’ current operations. The COVID-19 pandemic, which had spread throughout the world by 2Q2020, affected all business and had a significant impact on the markets for our products. The steep decline in demand for coal and steel products, combined with coronavirus limitations and suspension of many of our partners’ operations, led to a reduction in our operating profit. Still, we have not allowed halts to any of our facilities or violations to our restructured financial obligations, but faced a lack of funds for maintenance repairs, purchase of raw materials, payments to our contractors and other necessary payments. The process of overcoming the consequences of these negative factors was relatively long, as the production and sales decline aggravated our problem with funding. The improvement in market trends at the end of the last year and at the beginning of this year enabled us, despite those decreased volumes, to restore our operating profit to the planned level, restart programs of maintenance repairs and equipment acquisitions, stabilize the supply of raw materials and spare parts to our facilities and begin to repay the arrear we accumulated before our suppliers and contractors.

“The steel division’s results have already demonstrated a considerable improvement in April. The mining division’s results will demonstrate positive dynamics in the future periods, due to a longer production cycle. We plan to make up for the first quarter’s decline before the year’s end. Favorable trends on our key markets will enable us to do so, and so far we see no reason for them to take a downward turn, considering an expected seasonal growth in demand for construction products.”

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Consolidated Results For The 1Q 2021

Mln rubles	1Q’ 21	1Q’ 20%		1Q’ 21	4Q’ 20%
Revenue from contracts with external customers	76,048	67,237	13%	76,048	69,257	10%
Operating profit	12,975	7,930	64%	12,975	7,902	64%
EBITDA	18,242	13,161	39%	18,242	9,689	88%
EBITDA, margin	24%	20%		24%	14%
Profit / (loss) attributable to equity shareholders of Mechel PAO	7,896	(36,878)	-	7,896	16,571	-52%

Mechel PAO’s Deputy Chief Executive Officer for Economics and Finance Nelli Galeeva commented:

“Consolidated EBITDA in 1Q2021 amounted to 18.2 billion rubles. This is 39% higher than EBITDA for 1Q2020 and 88% higher than in the previous quarter.

“Profit attributable to equity shareholders of Mechel PAO amounted to 7.9 billion rubles, as compared to the loss of 36.9 billion rubles in 1Q2020. This was largely due to foreign exchange gains on foreign currency liabilities, which grew by 34.5 billion rubles as in 1Q2020 the ruble became significantly weaker than the US dollar and euro. The gross margin’s growth by 5.4 billion rubles, or 21%, due to increased prices for the Group’s mining and steel division’s products both on the domestic and the international markets, also proved a positive impact on the Group’s financial results. The 1Q2021 profit attributable to equity shareholders of Mechel PAO, is less by 8.7 billion rubles than in 4Q2020, mostly due to a decrease in foreign exchange gains on foreign currency denominated liabilities by 5 billion rubles as well as the decrease in finance income by 2.6 billion rubles quarter-on-quarter.

“As the Group’s financial results improved in 1Q2021, the operating cash flow went up to reach 13.1 billion rubles as compared to 9 billion in 4Q2020.

“In 1Q2021, the Group’s finance costs amounted to 5.3 billion rubles, which is 0.2 billion or 4% less than in 4Q2020 and 2.6 billion or 33% less than in 1Q2020. This was largely due to our partial repayment of loans with Gazprombank and VTB Bank using the gain on the Elga Coal Complex sale and the decrease of the Bank of Russia’s key interest rate valid in 1Q2021 as compared to 1Q2020.

“As of today, the company’s average debt portfolio cost is 5.8% per annum.

“As of March 31, 2021, the Group’s net debt excluding fines and penalties on overdue amounts went down by 7.5 billion rubles as compared to December 31, 2020, and amounted to 318.1 billion rubles. This was due to net loan settlement totaling 5.1 billion rubles, mostly as we are gradually repaying loans granted by Gazprombank and VTB Bank and restructured in 2020, as well as bond and overdraft redemption.

“The Net Debt to EBITDA ratio improved notably by the end of 1Q2021 and amounted to 6.9, as compared to 7.9 at the end of 2020. This was due primarily to a significant EBITDA growth in 1Q2021.

“The debt portfolio’s structure has remained largely unchanged and currently consists of 54% in rubles and the rest in foreign currency. The share of state-controlled banks is 87%.”

Mining Segment

Revenue from contracts with external customers in 1Q2021 went down by 12% quarter-on-quarter due to decreased sales volumes. EBITDA in 1Q2021 went up by 28% quarter-on-quarter as EBITDA margin reached 31% due to increased prices for the division’s products.

Revenue from sales to third parties in 1Q2021 went down by 4% year-on-year due to reduced sales volumes. At the same time, the division’s EBITDA in this period went up by 20% year-on-year. This was primarily due to a major improvement in prices for all types of coal products except steam coal.

Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov noted:

“Throughout 1Q2021, prices remained generally on a favorable level. Even though in late February and March coking coal prices on export markets went down as fears that Australian coal supplies would be limited were not confirmed, while China’s trade traffic regarding imported coking coal was notably weak, the average prices of 1Q2021 were higher than in 4Q2020. The average selling price for our company’s coking coal concentrate on FCA basis in this reporting period was higher by 14% quarter-on-quarter.

“The reduction of mining and sales volumes was a negative factor. It was mostly due to the lack of funds necessary to prepare reserves for future mining. As coal prices went up in late 2020, we had had differences of opinion with our contractors regarding work costs. Seasonal factors such as major snowfalls and low temperatures also had their impact. Also, as quarantine limitations set in internationally, supplies of giant tires and imported spare parts for mining and transport equipment suffered delays.

“As of today, we have settled all issues with our contractors and signed new contracts. We have launched a new mining area in our Sibirginskaya Underground mine. Starting in 2Q2021, mining volumes began to recover, and we expect that in 2021 we will have mined no less than in 2020.”

Mln rubles	1Q’ 21	1Q’ 20%		1Q’ 21	4Q’ 20%
Revenue from contracts with external customers	16,240	16,988	-4%	16,240	18,411	-12%
Revenue inter-segment	10,566	8,331	27%	10,566	9,475	12%
EBITDA	8,326	6,952	20%	8,326	6,513	28%
EBITDA, margin	31%	27%		31%	23%

Steel Segment

In 1Q2021 revenue from sales to external customers went up by 19% quarter-on-quarter, while EBITDA more than tripled. This was due to higher sales prices for nearly the entire range of our steel products in 1Q2021 as compared to the previous quarter. The quarter-on-quarter decrease of sales volumes for some of our steel products put pressure on our results’ dynamics.

Revenue from sales to third parties in 1Q2021 went up by 22% year-on-year, with EBITDA more than doubling. This was due to a price growth both domestically and internationally, for all of the segment’s key products. The price growth was partly offset by a decrease in domestic sales volumes, mostly of the universal rolling mill’s output, as Russian Railways reduced their demand.

Mechel Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“The division’s financial results in 1Q2021 demonstrated robust growth both quarter-on-quarter and year-on-year. EBITDA margin reached 18%. This was largely because of price trends. At the same time, the decrease in output and sales volumes, due to underfinancing of our investment projects and our facilities’ turnover capital needs in the second half of 2020, proved a negative impact on our results. This was mostly due to a sharp decline in our operational profit in last year’s May-June due to coronavirus limitations introduced both in Russia and abroad, which forced many of our customers to halt or reduce production. On a separate note, our funding difficulties coincided with an increase in prices for all types of incoming steelmaking commodities such as coke, iron ore and ferroalloys. With our financial strain, we could not form sufficient stocks of raw materials in time before the dramatic price increase in late 2020. In the second half of 2020, the financial situation began to improve, but it was only by 2Q2021 that we managed to overcome this financing gap. In this, we were helped by market trends that grew stronger in late 2020 and early this year.

“As of today, we managed to restore our production and sales volumes judging by our April and preliminary May results. As market trends remain favorable ahead of the construction season’s height, we expect to overcome the lack of resources, maintain operations and restore our planned production levels.

“I also wanted to note that despite all these difficulties, we have never fully halted our work on upgrading our facilities and expanding our product range. For example, Chelyabinsk Metallurgical Plant’s universal rolling mill mastered production of new types of sections in 2021, while our Urals Stampings Plant and its Chelyabinsk subsidiary mastered output of new forgings and stampings for aviation and engineering. Beloretsk Metallurgical Plant has meanwhile continued to implementation new innovative types of wire ropes.”

Mln rubles	1Q’ 21	1Q’ 20%		1Q’ 21	4Q’ 20%
Revenue from contracts with external customers	51,298	42,144	22%	51,298	43,131	19%
Revenue inter-segment	1,598	1,950	-18%	1,598	1,875	-15%
EBITDA	9,400	4,533	107%	9,400	3,034	210%
EBITDA, margin	18%	10%		18%	7%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Denis Graf noted:

“The division’s financial results in 1Q2021 demonstrated positive dynamics both year-on-year and quarter-on-quarter. The growth of unregulated capacity prices on the wholesale electric power and capacity market, as well as higher retail markup year-on-year while electric power and capacity sales went up due to lower temperatures were the key factors for this improvement year-on-year. The quarter-on-quarter improvement in revenue and EBITDA was mostly due to seasonal factors.”

Mln rubles	1Q’ 21	1Q’ 20%		1Q’ 21	4Q’ 20%
Revenue from contracts with external customers	8,510	8,105	5%	8,510	7,716	10%
Revenue inter-segment	4,319	4,298	0%	4,319	4,191	3%
EBITDA	954	901	6%	954	807	18%
EBITDA, margin	7%	7%		7%	7%

***

Alexey Lukashov

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, net, Write-off of trade and other receivables, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Change in provision for inventories at net realisable value, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties, Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	31.03.2021	31.12.2020
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	295,876	301,609
Interest payable	9,302	9,750
Non-current loans and borrowings	1,786	2,201
Other non-current financial liabilities	1,815	1,901
Other current financial liabilities	534	324
less Cash and cash equivalents	(2,359)	(1,706)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	306,954	314,079

Current lease liabilities	7,337	7,535
Non-current lease liabilities	3,802	3,958
Net debt, excluding fines and penalties on overdue amounts	318,093	325,572

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differed from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	3m 2021	3m 2020*	3m 2021	3m 2020*	3m 2021	3m 2020*	3m 2021	3m 2020*
Profit (loss) attributable to equity shareholders of Mechel PAO	7,896	(36,878)	3,767	(15,520)	4,247	(25,263)	296	201
Add:
Depreciation and amortisation	3,566	3,618	1,657	1,692	1,801	1,808	108	118
Foreign exchange (gain) loss, net	(1,254)	33,210	286	8,703	(1,541)	24,438	1	68
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	5,263	7,818	2,164	4,305	3,745	3,507	90	137
Finance income	(171)	(352)	(747)	(353)	(153)	(122)	(7)	(8)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision for inventories at net realisable value	1,095	897	135	294	673	433	288	168
Loss (profit) after tax for the period from discontinued operations	-	3,746	-	3,767	-	-	-	(21)
Profit (loss) attributable to non-controlling interests	541	(194)	120	(92)	336	(171)	85	70
Income tax expense (benefit)	858	688	840	3,918	137	(226)	7	77
Effect of pension obligations	-	35	(13)	23	11	11	1	1
Other fines and penalties	560	573	165	215	208	117	85	90
Other one-off items	(112)	-	(48)	-	(64)	-	-	-
EBITDA	18,242	13,161	8,326	6,952	9,400	4,533	954	901
EBITDA, margin	24%	20%	31%	27%	18%	10%	7%	7%
	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	1q 2021	4q 2020	1q 2021	4q 2020	1q 2021	4q 2020	1q 2021	4q 2020
Profit attributable to equity shareholders of Mechel PAO	7,896	16,571	3,767	9,530	4,247	5,142	296	260
Add:
Depreciation and amortisation	3,566	4,005	1,657	2,342	1,801	1,530	108	132
Foreign exchange (gain) loss, net	(1,254)	(6,261)	286	(1,814)	(1,541)	(4,437)	1	(9)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	5,263	5,501	2,164	2,268	3,745	3,854	90	97
Finance income	(171)	(2 735)	(747)	(533)	(153)	(2,917)	(7)	(4)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision for inventories at net realisable value	1,095	(1,635)	135	(819)	673	(682)	288	(132)
Net result on the disposal of subsidiaries	-	(26)	-	-	-	(26)	-	-
Profit attributable to non-controlling interests	541	544	120	106	336	358	85	80
Income tax expense (benefit)	858	(5,334)	840	(4,480)	137	564	7	51
Effect of pension obligations	-	8	(13)	(14)	11	21	1	1
Other fines and penalties	560	(754)	165	185	208	(435)	85	329
Other one-off items	(112)	(195)	(48)	(258)	(64)	62	-	2
EBITDA	18,242	9,689	8,326	6,513	9,400	3,034	954	807
EBITDA, margin	24%	14%	31%	23%	18%	7%	7%	7%

* These amounts reflect adjustments made in connection with the presentation of the discontinued operation.

*** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis.

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the three months ended March 31, 2021
(All amounts are in millions of Russian rubles)

	Three months ended March 31,	Three months ended March 31,
	2021	2020*
	(unaudited)	(unaudited)

Continuing operations
Revenue from contracts with customers	76,048	67,237
Cost of sales	(44,289)	(40,893)
Gross profit	31,759	26,344

Selling and distribution expenses	(12,477)	(12,348)
Impairment of goodwill and other non-current assets, net	(313)	(85)
Allowance for expected credit losses on financial assets	(680)	(375)
Taxes other than income taxes	(1,069)	(1,269)
Administrative and other operating expenses	(4,570)	(4,519)
Other operating income	325	182
Total selling, distribution and operating income and (expenses), net	(18,784)	(18,414)
Operating profit	12,975	7,930

Finance income	171	352
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	(5,263)	(7,818)
Foreign exchange gain (loss), net	1,254	(33,210)
Other income	216	164
Other expenses	(58)	(56)
Total other income and (expense), net	(3,680)	(40,568)
Profit (loss) before tax from continuing operations	9,295	(32,638)

Income tax expense	(858)	(688)
Profit (loss) for the period from continuing operations	8,437	(33,326)
Discontinued operations
Loss after tax for the period from discontinued operations	-	(3,746)
Profit (loss) for the period	8,437	(37,072)
Attributable to:
Equity shareholders of Mechel PAO	7,896	(36,878)
Non-controlling interests	541	(194)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of income tax	89	2,576
Exchange differences on translation of foreign operations	89	2,576
Other comprehensive income not to be reclassified to profit or loss in subsequent periods, net of income tax	273	94
Re-measurement of defined benefit plans	273	94
Other comprehensive income for the period, net of tax	362	2,670
Total comprehensive income (loss) for the period, net of tax	8,799	(34,402)
Attributable to:
Equity shareholders of Mechel PAO	8,250	(34,211)
Non-controlling interests	549	(191)
* These amounts reflect adjustments made in connection with the presentation of the discontinued operation. INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of March 31, 2021

(All amounts are in millions of Russian rubles)
	March 31, 2021	December 31, 2020
	(unaudited)

Assets
Non-current assets
Property, plant and equipment	79,670	81,345
Right-of-use assets	12,340	12,840
Mineral licenses	18,305	18,458
Goodwill and other intangible assets	10,388	10,383
Investments in associates	341	341
Deferred tax assets	1,757	561
Other non-current assets	624	611
Non-current financial assets	444	445
Total non-current assets	123,869	124,984

Current assets
Inventories	48,732	42,138
Income tax receivables	36	45
Trade and other receivables	21,693	16,403
Other current assets	8,260	8,423
Other current financial assets	132	141
Cash and cash equivalents	2,359	1,706
Total current assets	81,212	68,856
Total assets	205,081	193,840

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	840	840
Treasury shares	(907)	(907)
Additional paid-in capital	23,410	23,410
Accumulated other comprehensive income	1,745	1,391
Accumulated deficit	(265,290)	(273,186)
Equity attributable to equity shareholders of Mechel PAO	(236,039)	(244,289)
Non-controlling interests	14,167	13,618
Total equity	(221,872)	(230,671)

Non-current liabilities
Loans and borrowings	1,786	2,201
Lease liabilities	3,802	3,958
Other non-current financial liabilities	1,815	1,901
Other non-current liabilities	284	301
Pension obligations	4,918	5,232
Provisions	4,420	4,802
Deferred tax liabilities	7,064	6,773
Total non-current liabilities	24,089	25,168

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 13,032 million and RUB 13,227 million as of March 31, 2021 and December 31, 2020, respectively	308,908	314,836
Trade and other payables	51,500	43,783
Lease liabilities	7,337	7,535
Income tax payable	9,179	7,843
Taxes and similar charges payable other than income tax	11,065	10,969
Advances received	7,872	6,067
Other current financial liabilities	534	324
Other current liabilities	1,061	1,038
Pension obligations	609	631
Provisions	4,799	6,317
Total current liabilities	402,864	399,343
Total liabilities	426,953	424,511
Total equity and liabilities	205,081	193,840

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the three months ended March 31, 2021
(All amounts are in millions of Russian rubles)
	Three months ended March 31,	Three months ended March 31,
	2021	2020
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit (loss) for the period from continuing operations	8,437	(33,326)
Loss after tax for the period from discontinued operations	-	(3,746)
Profit (loss) for the period	8,437	(37,072)
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortisation	3,566	3,992
Foreign exchange (gain) loss, net	(1,254)	34,884
Deferred income tax benefit	(912)	-
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net	609	346
Change in provision for inventories at net realizable value	(84)	(1,059)
Impairment of goodwill and other non-current assets, net and loss on write-off of non‑current assets	433	154
Finance income	(171)	(353)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	5,263	8,949
Provisions for legal claims, income tax and other taxes and other provisions	493	387
Other	45	30

Changes in working capital items
Trade and other receivables	(5,953)	(4,188)
Inventories	(7,205)	(625)
Trade and other payables	6,838	2,329
Advances received	1,773	4,584
Taxes payable and other liabilities	1,633	3,830
Other assets	(65)	(101)

Income tax paid	(359)	(128)
Net cash provided by operating activities	13,087	15,959

Cash flows from investing activities
Interest received	48	11
Proceeds from loans issued and other investments	-	39
Proceeds from disposals of property, plant and equipment	22	4
Purchases of property, plant and equipment	(1,359)	(1,901)
Interest paid, capitalised	(9)	(41)
Net cash used in investing activities	(1,298)	(1,888)

Cash flows from financing activities

Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 547 million and RUB 98 million for the periods ended March 31, 2021 and 2020, respectively	20,500	5,098
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 1 million and RUB 0 million for the periods ended March 31, 2021 and 2020, respectively	(23,589)	(10,752)
Dividends paid to non-controlling interests	-	(2)
Interest paid, including fines and penalties	(5,165)	(6,584)
Payment of principal portion of lease liabilities	(904)	(479)
Sale and leaseback transactions	150	(11)
Acquisition of assets under deferred payment terms	(95)	(205)
Net cash used in financing activities	(9,103)	(12,935)

Foreign exchange (loss) gain on cash and cash equivalents, net	(7)	645
Changes in allowance for expected credit losses on cash and cash equivalents	(25)	5
Net increase in cash and cash equivalents	2,654	1,786

Cash and cash equivalents at beginning of period	1,706	3,509
Cash and cash equivalents, net of overdrafts at beginning of period	(938)	2,867

Cash and cash equivalents at end of period	2,359	6,816
Cash and cash equivalents, net of overdrafts at end of period	1,716	4,653

There were certain reclassifications to conform with the current period presentation. These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 20, 2021